Mail Stop 6010

March 13, 2007

Mr. Don Gilbreath
Chief Executive Officer
Comcam International, Inc.
1140 McDermott Drive – Suite 200
West Chester, Pennsylvania 19380

Re: **Comcam International, Inc.**
Amendment No. 3 to Form 10-SB Registration Statement
File No. 0-51763

Dear Mr. Gilbreath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 5 – Notes Payable, page F-11

1.   Refer to your response to comment three. Please provide to a more detailed discussion of how you determined the fair value used to determine the accounting treatment applied to these notes and the associated warrants. For instance, tell us where you derived the "closing price" on June 22, 2005 that you used to perform your calculations. Further clarify exactly which legal entity represents the "Subsidiary" and which legal entity

represents the "Company" in this discussion. Also provide to us the "nominal amount" generated when you applied the Black-Scholes model to these warrants.

2.   In addition, please revise your disclosure to include the number of shares as of the latest balance sheet date into which the these notes are convertible and for which these warrants may be exercised. Clarify in your disclosure what happens under the guidance of EITF 00-27 each time additional shares are issued and the conversion price adjusts related to these instruments.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551-3656, or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director